VIA EDGAR

November 18, 2019

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

RE:

Gator Series Trust

File Nos. 333-186059 and 811-22794

Ladies and Gentlemen:

At the request of Ms. Christina DiAngelo Fettig of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, the Gator Series Trust (the “Registrant”).  This letter is in response to oral comments received from Ms. Fettig on October 29, 2019 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on June 7, 2019 (the “Annual Report”).  Set forth below is a summary of Ms. Fettig’s oral comments and the Registrant’s responses thereto.

1.

Comment:

We noted in a review of the Registrant’s website on October 15, 2019 that the Prospectus linked to on the website was not the current, July 2019, prospectus.  Please confirm that the prospectus on the website will be appropriately updated and that, moving forward, information, including the links to the annual report, prospectus and statement of additional information, will be updated in a timely manner.

Response:

 The Registrant confirms that the current prospectus is now available on its website and that, moving forward, information on the website will be updated in a timely manner.

2.

Comment:

Exhibit 99.906 CERT to the Registrant’s Annual Report reflects an incorrect date, stating that the Form N-CSR is for the period ended September 30, 2019.  Please file an amended certification, updated to the current date, to correct the date of the period to which the report relates.

Response:

The Registrant confirms that an amended certification has been filed.

3.

Comment:

 The line graph on page 8 of the Annual Report reflects a $100,000 minimum investment amount, while the Gator Financial Fund (the “Fund”) currently has a minimum investment of $5,000.  As required by Item 27(b)(7) Instruction 1(d) of Form N-1A, please revise the disclosure in future filings to reflect a $10,000 investment.

Response:

The Registrant confirms that in future filings the disclosure will be revised to reflect a $10,000 investment.

4.

Comment:

Regulation S-X Article 12-14 Footnote 6(d) requires that registrants identify any non-income producing securities in their financial statements.  In future reports, please include an appropriate designation for any non-income producing securities, including, for example, the warrants listed on Page 11 of the Annual Report.

Response:

The Registrant confirms that in future reports it will appropriately identify any non-income producing securities in accordance with Article 12-14 footnote 6(d) of Regulation S-X.

5.

Comment:

In future reports, please update the disclosure on page 21 of the Annual Report related to the investment adviser’s ability to recapture previously waived expenses to be consistent with the disclosure included in the Registrant’s prospectus.

Response:

The Registrant confirms that the disclosure regarding the investment adviser’s ability to recapture previously waived expenses will be updated in future reports to be consistent with the disclosure included in the Registrant’s prospectus.

6.

Comment:

In  Note 8 to the financial statements on page 23 of the Annual Report it states that, as of March 31, 2019, the Pilecki Family owned approximately 39.38% of the Fund.  The Fund’s Statement of Additional Information dated July 26, 2019, lists Mr. Derek Pilecki as the owner of 43.65% of the Fund’s shares and Mr. Paul Pilecki as the owner of 12.04% of the Fund’s shares, for a combined total of 55.89% shares.

(a)

Please explain whether the shares owned by Mr. Paul Pilecki are included in the shares reflected as owned by the Pilecki Family.

Response

The ownership by the Pilecki Family referenced in the Annual Report reflect those shares owned by Mr. Derek Pilecki and his immediate family sharing the same household. Mr. Paul Pilecki is not a member of Mr. Derek Pilecki’s immediate family sharing the same household, and therefore his ownership is not included in shares listed in the Annual Report as owned by the Pilecki Family.

(b)

Please explain the reason for the difference in the 39.38% disclosed in the Annual Report as being owned by the “Pilecki Family” and the total of 43.65% listed as owned by Mr. Derek Pilecki in the June 26, 2019 Statement of Additional Information.

Response:

Upon further review, the Registrant has concluded that one of Mr. Derek Pilecki’s brokerage accounts (holding shares whose value totaled approximately $144,377 as of

March 31, 2019) was inadvertently omitted from the ownership figure reflected in the Annual Report. With those shares included, the correct ownership percentage of the Pilecki Family as of March 31, 2019 was 42.94%.  Other than that inadvertent error, the small difference between the ownership of the Pilecki Family as listed in the Annual Report (42.94%, with the omitted shares) and the ownership of Mr. Derek Pilecki in the Statement of Additional Information (43.65%) is attributable to the different determination dates (i.e., the Annual Report number is the ownership as of March 31, 2019 and the SAI number is the ownership as of July 26, 2019).

(c)

Please consider adding disclosure to the Prospectus of the risks associated with large shareholder concentration.

Response

The Registrant has filed a supplement to its prospectus to add the following risk disclosure:

Large Shareholder Risk. To the extent that a large portion of the shares of the Fund are held by a small number of shareholders (or a single shareholder), including proprietary accounts of the Adviser or its affiliates, the Fund is subject to the risk that those shareholders may purchase or redeem a large amount of shares of the Fund. To satisfy such large shareholder redemptions, the Fund may have to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. In addition, large purchases of Fund shares could adversely affect the Fund’s performance to the extent that the Fund does not immediately invest cash it receives and therefore holds more cash than it ordinarily would. Large shareholder activity could also generate increased transaction costs and cause adverse tax consequences. These transactions could adversely affect the ability of the Fund to conduct its investment program.

7.

Comment:

The expense example on page 25 of the Annual Report omits the footnote required by Item 27(d)(1) of Form N-1A, which explains how the expenses for a period of less than a full fiscal year were calculated.  Please ensure that this disclosure is included in future reports.

Response:

The Registrant confirms that this footnote, which has historically been included in the Fund’s annual reports, was inadvertently omitted from the Annual Report and the Registrant confirms that it will be included in future reports.

8.

Comment:

Per Item 27(b)(5) of Form N-1A, please ensure that the term of office of the officers and directors is included in the officers and directors table in future reports.

Response:

The Registrant confirms that term of office of each of the officers and directors will be included in future reports.

9.

Comment:  We noted that in Item 4 of page 30 of the Annual Report, the amount of tax fees incurred by the Registrant were disclosed to be $2,000.  Per Item 4(c) of Form N-CSR, please describe the nature of the services comprising these fees and ensure that this description is included in future reports.

Response:  The Registrant paid $2,000 in tax fees for BBD, LLP to prepare the Fund’s federal and state income tax returns and federal excise return.  The Registrant confirms that future annual reports will contain a description of the nature of the services comprising these fees.

In submitting this correspondence, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

US2008 16129499 4

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